Exhibit 99.1

ASX/NASDAQ Release SYDNEY, March 18, 2016 Extension of Closing Date for Entitlement Issue

MOKO SOCIAL MEDIA LIMITED (ASX: MKB) (NASDAQ: MOKO) advises that it will be extending the Closing Date for the acceptance of applications for the pro-rata non-renounceable Entitlement Issue announced on 1st March 2016 (“Offer”).

The Closing Date for the Entitlement Offer is now 5:00 (WST), Tuesday 5th April 2016.

The extension of the Closing Date, originally falling on Wednesday 23rd March 2016, has been made to allow eligible shareholders additional time to consider participation in the Offer given shareholders have advised of slower delivery rates by Australia Post and taking into account the upcoming Easter holidays.

The revised timetable for the remaining dates is set out below:

MOKO SOCIAL MEDIA LIMITED ABN 35 111 082 485 ASX: MKB NASDAQ: MOKO Alexandria VA New York NY Perth Australia MOKOsocialmedia.com contact@MOKO.mobi

Closing Date of the Offer*	5 April 2016
Securities quoted on a deferred settlement basis	6 April 2016
ASX notified of under subscriptions	8 April 2016
Issue of Securities/Securities entered into Shareholders’ security holdings	12 April 2016
Despatch of holding statements for New Shares and New Options and trading on ASX	12 April 2016

* Subject to compliance with the Listing Rules, the Directors reserve the right to extend the Closing Date and alter the balance of the timetable accordingly. Applicants are encouraged to submit their applications as soon as possible before the Offer closes.

Corporate Communications Contact:

Emma Waldon, Company Secretary, emma.waldon@mokosocialmedia.com

Disclaimer

Shareholders with a registered address outside of Australia or New Zealand should be aware that it is not practical, due to the complexity and cost, for the Company to comply with the securities laws for foreign jurisdictions. Therefore the Offer does not, and is not intended to, constitute an offer in any jurisdiction outside of Australia and New Zealand. The Prospectus does not constitute an offer in any place or to any person to whom it would not be lawful to make such an offer.

About MOKO SOCIAL MEDIA Limited

MOKO Social Media is at the forefront of the next generation in social media, providing innovative products and content to enable communities to engage and interact. Within its student space, MOKO is a mobile leading U.S. college intramural and recreational sports platform. Agreements with the largest college and high school sports data providers in the U.S. grant MOKO exclusive access to provide its award-winning app REC*IT, and BigTeams powered by REC*IT, to over 1,125 U.S. colleges, representing approximately 50% of the U.S. college population, and to over 4,100 U.S. high schools respectively.

MOKO aims to capture its target audiences by becoming their destination of choice for information and interaction. It does this by creating highly relevant and exclusive content, and by providing the platforms that enable the communities to consume and share the content seamlessly across devices. This integrated approach gives MOKO unique and exclusive exposure to markets that are highly desired by advertisers and that can be leveraged for growth and revenue through advertising, sponsorship, social network distribution and other monetization of the platforms.

Note

This announcement is for informational purposes only and is neither an offer to sell nor an offer to buy any securities, or a recommendation as to whether investors should buy or sell.

Special Note on Forward-Looking Statements

This press release contains information that may constitute forward-looking statements and uses forward-looking terminology such as “anticipate” “propose” “expect” and “will,” negatives of such terms or other similar statements. You should not place undue reliance on any forward-looking statement due to its inherent risk and uncertainties, both general and specific. Although we believe the assumptions on which the forward-looking statements are based are reasonable and within the bounds of our knowledge of our business and operations as of the date hereof, any or all of those assumptions could prove to be inaccurate. Risk factors that could contribute to such differences include our ability to prepare required documents in connection with the proposed offering, the timing of regulatory review, performance of our shares on the Nasdaq Global Market, and the performance of the United States and global capital markets and companies in our sector, as well as factors relating to the performance of our business, including intense competition we face; failure to innovate and provide products and services that are useful to users; our ongoing need for capital for investment in new and existing business strategies and new products, services and technologies, including through acquisitions; our dependence on advertising revenues; the potential for declines in our revenue growth rate and downward pressure on our operating margin in the future; increased regulatory scrutiny that may negatively impact our business; legal proceedings that may result in adverse outcomes; failure to maintain and enhance our brand; uncertainty as to our ability to protect and enforce our intellectual property rights; and uncertainty as to our ability to attract and retain qualified executives and personnel. The forward-looking information provided herein represents the Company's estimates as of the date of the press release, and subsequent events and developments may cause the Company's estimates to change. The Company specifically disclaims any obligation to update the forward-looking information in the future. Therefore, this forward-looking information should not be relied upon as representing the Company's estimates of its future intentions as of any date subsequent to the date of this press release. Our plans may differ materially from information contained in the forward-looking statements as a result of these risk factors or others, as well as changes in plans from our board of directors and management.